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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                               Genta Incorporated
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   37245M 10 8
                                 (CUSIP Number)

                              Christopher M. Wells
                                Coudert Brothers
                           1114 Avenue of the Americas
                          New York, New York 10036-7703
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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                                  SCHEDULE 13D

CUSIP No. 37245M 10 8

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

             Nicolas Berggruen

2   Check the Appropriate Box If a Member of a Group*

                                a. / /
                                b. /x/

3   SEC Use Only


4   Source of Funds*

             WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6   Citizenship or Place of Organization

             United States

               7   Sole Voting Power
  Number of                277,401
   Shares
Beneficially   8   Shared Voting Power
  Owned By                 -0-
    Each
  Reporting    9   Sole Dispositive Power
   Person                  277,401
    With
               10  Shared Dispositive Power
                           -0-

11  Aggregate Amount Beneficially Owned by Each Reporting Person

             277,401

12  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
    / /

13  Percent of Class Represented By Amount in Row (11)

             6.02%

14  Type of Reporting Person*

             IN

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Item 1. Security and Issuer

     This statement on Schedule 13D relates to shares of common stock, par value $.001 per share (the "Common Stock"), of Genta Incorporated, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3550 General Atomics Court, San Diego, California, 92121.

Item 2. Identity and Background

     This statement on Schedule 13D is being filed by Nicolas Berggruen (the "Reporting Person"). The Reporting Person acts as an investment adviser to Tarragona Fund Inc., a Panama corporation ("Tarragona"). The business address of the Reporting Person is 499 Park Avenue, New York, NY 10022. The present principal occupation or employment of the Reporting Person is President and Chief Executive Officer of Alpha Investment Management, Inc. ("Alpha"), a Delaware corporation which is registered as an Investment Adviser under the Investment Advisers Act of 1940. The business address of Alpha is 499 Park Avenue, New York, New York 10022. The address of the principal business and principal office of Tarragona is 31st Street, Number 3-80 P.O. Box 7412, Panama 5, Republic of Panama.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

     The filing of this statement on Schedule 13-D by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13-D, and the Reporting Person disclaims such beneficial ownership.

Item 3. Source and Amount of Funds or Other Consideration

     Tarragona has acquired 2.5 Units of the Issuer (the "Units") at the purchase price of $100,000 per Unit. Each Unit consists of (i) 1,000 shares of Series D Preferred Stock convertible into Common Stock (the "Preferred Stock") and (ii) Series D Warrants to purchase 5,000 shares of Common Stock (the "Warrants"). The Reporting Person may convert the Preferred Stock and exercise the Warrants to acquire, in the aggregate, 277,401 shares of Common Stock. All of the 277,401 shares of Common Stock deemed beneficially owned by the Reporting Person pursuant to the acquisition of the Units were purchased with the working capital of Tarragona consisting of $250,000.

Item 4. Purpose of Transaction

     The purpose of the acquisition by Tarragona of the Units is for investment. The Reporting Person may consider making additional purchases of shares of securities of the Issuer on behalf of clients

                                                               Page 3 of 5 Pages
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in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Person may convert all or a portion of the Units of the Issuer into Common Stock and/or may cause all or a portion of the shares of Common Stock to be sold in open-market or private transactions, depending upon prevailing market conditions and other factors.

     Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this statement on Schedule 13-D.

Item 5. Interest in Securities of the Issuer

(a) This statement on Schedule 13D relates to 277,401 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 6.02% of the issued and outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has sole voting and dispositive power with respect to 277,401 shares of Common Stock.

(c) Effective as of June 30, 1997, Tarragona acquired 2.5 Units consisting of the Preferred Stock and the Warrants in a private transaction with the Issuer at a purchase price of $100,000 per Unit. The Preferred Stock may be converted into 264,901 shares of Common Stock and the Warrants exercised to acquire 12,500 shares of Common Stock at a conversion or exercise price of $0.94375 (the "Exercise Price"), giving the Reporting Person beneficial ownership of 277,401 shares of Common Stock. The conversion of the Preferred Stock may take place at the Exercise Price from the date of the acquisition of the Units by Tarragona until June 29, 1998. The exercise of the Warrants may take place from the date of acquisition of the Units by Tarragona until June 29, 2002.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As discussed in Item 2 above, the Reporting Person acts as investment adviser to Tarragona, which owns 2.5 Units convertible into 277,401 shares of Common Stock as described in Item 5 above. Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 1997
                                       Nicolas Berggruen

                                       By: /s/ Nicolas Berggruen

                                                               Page 5 of 5 Pages